Exhibit 99.2

Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Global Ship Lease Announces Annual Meeting of Shareholders
ATHENS, Greece, May 8, 2025 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) has scheduled its Annual Meeting of Shareholders for June 17, 2025, at 10:00 a.m. Eastern Time (the “Annual Meeting”). The record date for determining shareholders entitled to participate at the Annual Meeting is April 23, 2025. The business of the Annual Meeting is to elect three Term II Directors to serve until the 2028 Annual Meeting of Shareholders and to ratify the appointment of PricewaterhouseCoopers S.A., as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025. Annual Meeting documentation and instructions for voting were mailed to all shareholders of record on or about May 8, 2025, and will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) and available on the Commission’s website at www.sec.gov.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.
Our fleet of 71 vessels as of December 31, 2024 had an average age weighted by TEU capacity of 17.6 years. In November 2024, we agreed to purchase the Newly Acquired Vessels. Three were delivered in December 2024 and the fourth in January 2025. In addition, during December 2024 we agreed to sell an older vessel, Tasman (5,936 TEU built 2000), with expected delivery in late March 2025. In February 2025, we agreed to sell two more vessels, Akiteta (2,220 TEU built 2002), which was delivered to her new owners on February 19th, 2025, and Keta (2,207 TEU, built 2003), with expected delivery in March 2025. As of the date of this release, we have 71 vessels with an average age weighted by TEU capacity of 17.5 years. 40 ships are wide-beam Post-Panamax.
As of December 31, 2024, including the last Newly Acquired Vessel, Czech, delivered on January 9, 2025 and all charters agreed during 2024 and through February 28, 2025, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.88 billion. Contracted revenue was $2.37 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.9 years.